Suite 900 607 14th St., NW

Washington DC 20005-2018

 t 202 508 5800 f 202 508 5858

May 6, 2014

direct dial 202 508 5825

direct fax 202 204 5600

 akaslow@kilpatricktownsend.com

VIA EDGAR

Ms. Jessica Livingston

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cordia Bancorp Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2014
File No. 001-35852

Dear Ms. Livingston:

On behalf of Cordia Bancorp Inc. (the “Company”), enclosed please find a revised preliminary proxy statement on Schedule 14A that we are filing in response to the staff’s comment letter dated May 5, 2014. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the proxy statement has been revised in response to such comments.

Preliminary Proxy Statement on Schedule 14A Filed April 11, 2014

Item 6. Issuance of Common Stock and Nonvoting Common Stock Upon Conversion of Series A Preferred Stock, page 22

1.	Please include the financial and other information required by Item 13 of Schedule 14A and referenced by Item 12 of Schedule 14A. In this regard, refer to Article 11-02(b) of Regulation S-X and provide a narrative description of the pro forma effects and condensed financial information. Alternatively, provide a legal analysis as to why you have omitted the Item 13 information.

Ms. Jessica Livingston

U.S. Securities and Exchange Commission

May 6, 2014

Response to Comment No. 1:

Please see the pro forma financial information beginning on page 30 of the revised proxy statement.

NASDAQ Shareholder Approval Requirement, page 24

2.	Please revise the table to include a column detailing the percentage of common stock each director and executive officer will own if shareholders approve the conversion.

Response to Comment No. 2:

Please see the updated tabular disclosure on page 24 of the revised proxy statement.

Material Terms of Series A Preferred Stock, page 24

3.	You may not qualify your discussion by reference to the Preferred Stock Designation. Please revise to state that all material information has been discussed and make corresponding revisions to your disclosure under “Documents Incorporated By Reference” on page 33.

Response to Comment No. 3:

Please see the updated disclosure on pages 24 and 35 of the revised proxy statement.

Other Information Relating to Directors and Executive Officers

Certain Relationships and Related Transactions, page 32

4.	Please revise your representations to read “parties not related” to the Company, as opposed to “unrelated parties,” as required by Instruction 4(c)(ii) to Item 404 of Regulation S-K. Make appropriate revisions to future Exchange Act filings.

Response to Comment No. 4:

Please see the updated disclosure on page 35 of the revised proxy statement. The Company hereby undertakes to make appropriate revisions to future Exchange Act filings.

Ms. Jessica Livingston

U.S. Securities and Exchange Commission

May 6, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Loans, page 25

5.	In future filings describe the specific risks of each loan type, noting which are at higher risk. Consider risk factor disclosure for risks related to your loan portfolio composition.

Response to Comment No. 5:

The Company hereby undertakes to describe the specific risks of each loan type, noting which are at higher risk, in its future Exchange Act filing. The Company will also consider additional risk factor disclosure in future Exchange Act filings for risks relating to its loan portfolio composition.

*         *        *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the proxy statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments on the revised proxy statement, please contact the undersigned at 202.508.5825.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

Enclosures

cc:	Jack Zoeller, Cordia Bancorp Inc.
Mark Severson, Cordia Bancorp Inc.